Exhibit 4(a)
CONSENT SOLICITATION STATEMENT

                     Solicitation of Consents Relating to

                          BETHLEHEM STEEL CORPORATION

                         10-3/8% Senior Notes Due 2003
                            (CUSIP No. 087509-AL-9)

Subject to the terms and conditions set forth in this Consent Solicitation Statement, Bethlehem Steel Corporation, a Delaware corporation ("BETHLEHEM"), hereby solicits consents (the "CONSENT SOLICITATION") of Holders (as defined below) as of the Record Date (as defined below) of the $105,000,000 outstanding principal amount of its 10-3/8% Senior Notes Due 2003 (the "NOTES") to amendments (the "PROPOSED AMENDMENTS") to certain provisions of the Indenture dated as of September 1, 1993 and as amended on June 5, 2001 (the "INDENTURE"), among Bethlehem, as issuer, and The Bank of New York, as trustee (the "TRUSTEE"), pursuant to which the Notes were issued. In this Consent Solicitation Statement, the term "RECORD DATE" means 5:00 p.m., New York City time, on September 7, 2001, and the term "HOLDER" means each person shown on the records of the registrar for the Notes as a holder on the Record Date. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

The purpose of the Consent Solicitation is to allow Bethlehem to obtain a new $750 million credit facility, increase its liquidity and enhance its financial flexibility. The Indenture will be amended in order to allow Bethlehem and its subsidiaries to pledge interests in certain non-principal steel plant assets and joint ventures currently subject to the Indenture's negative pledge covenant, to allow its subsidiaries to issue Guarantees, and to allow certain encumbrances and restrictions on intercompany transactions. In addition, the Proposed Amendments will increase from $100,000,000 to $200,000,000 the amount of Debt that Bethlehem may Incur at any one time during periods when it is not in compliance with the Indenture's Consolidated Interest Coverage Ratio and will allow Bethlehem to refinance during such periods any Debt that is then outstanding. For a description of the Proposed Amendments, see "The Proposed Amendments."

Bethlehem will pay to the Holders that have delivered valid and unrevoked consents on or prior to the Expiration Date (as defined below) a fee (the "Consent Fee") equal to $10 per $1,000 principal amount of Notes with respect to which such consents are delivered. The obligation of Bethlehem to pay the Consent Fee is conditioned upon satisfaction, or waiver by Bethlehem, of these conditions:

    . receipt on or prior to the Expiration Date (as defined below) of valid and unrevoked consents from Holders of not less than a majority in aggregate principal amount of the Notes outstanding (the "Requisite Consents"),

    . the execution and closing on or prior to October 1, 2001 of the New Credit Facility (as defined herein), and

    . certain other conditions described herein under "The Consent Solicitation-Conditions to the Consent Solicitation."

The Consent Fee will be paid as promptly as practicable upon satisfaction or waiver of the above-listed conditions (collectively, the "Conditions"). NO CONSENT FEE WILL BE PAID IF BETHLEHEM DOES NOT EXECUTE AND CLOSE THE NEW CREDIT FACILITY ON OR PRIOR TO OCTOBER 1, 2001, UNLESS SUCH CONDITION IS WAIVED OR EXTENDED (AS MORE FULLY DESCRIBED HEREIN) BY BETHLEHEM. See "The Consent Solicitation."
                           ________________________


THE CONSENT SOLICITATION EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 21, 2001, UNLESS OTHERWISE EXTENDED (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE"). CONSENTS MAY BE REVOKED ON THE TERMS AND CONDITIONS SET FORTH HEREIN. SEE "THE CONSENT SOLICITATION-REVOCATION OF CONSENTS."
                           ________________________

            The Solicitation Agent for the Consent Solicitation is:

                             Salomon Smith Barney
September 10, 2001








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Holders are requested to read and consider carefully the information contained herein and to give their consent to the Proposed Amendments by properly completing and executing the accompanying Consent Form in accordance with the instructions set forth herein and therein.

The Proposed Amendments will become effective with respect to the Notes only upon (i) receipt by the Information Agent of valid and unrevoked consents from Holders representing not less than a majority in aggregate principal amount of all outstanding Notes, (ii) execution by Bethlehem and the Trustee of a supplemental indenture (the "Second Supplemental Indenture") to the Indenture embodying the Proposed Amendments (which execution may occur prior to the Expiration Date if the Requisite Consents are received before then) and (iii) satisfaction, or waiver by Bethlehem, of the Conditions.

For purposes of determining the Requisite Consents, the aggregate outstanding principal amount of Notes is $105,000,000.

AT SUCH TIME AS THE CONDITIONS ARE SATISFIED OR WAIVED, ONLY HOLDERS WHO HAVE CONSENTED BY PROPERLY EXECUTING AND DELIVERING THEIR CONSENT FORM ON OR PRIOR TO THE EXPIRATION DATE, WITHOUT REVOKING SUCH CONSENT, WILL BE ENTITLED TO RECEIVE THE CONSENT FEE. All other Holders will not be entitled to receive any Consent Fee, but will be bound by the Proposed Amendments if they become effective.

No consent will be deemed to have been accepted until the Conditions have been satisfied or waived by Bethlehem. Consents may be revoked in accordance with the procedure set forth herein under the heading "The Consent Solicitation-Revocation of Consents" and in the Consent Form at any time prior to, but will become irrevocable upon, the receipt of the Requisite Consents.

Bethlehem reserves the right, in its sole discretion and regardless of whether any of the conditions described under "The Consent Solicitation-Conditions to the Consent Solicitation" have been satisfied, subject to applicable law, at any time prior to the Expiration Date, to (i) extend the Expiration Date, (ii) amend the terms of the Consent Solicitation or (iii) modify the form or amount of the consideration to be paid pursuant to the Consent Solicitation. See "The Consent Solicitation-Expiration Date; Extensions; Amendment." Bethlehem also reserves the right, in its sole discretion, subject to applicable law and subject to certain limitation, to waive the Conditions. See "The Consent Solicitation-Conditions to the Consent Solicitation."

If the Proposed Amendments have not become effective on or before October 1, 2001, or such later date as Bethlehem may specify, then, at Bethlehem's option, no consent shall be valid, and Bethlehem shall not be obligated to pay any Consent Fee in respect of any consent. Notwithstanding the foregoing, no consent shall be valid for more than 90 days after the Record Date.

Only Holders are eligible to consent to the Proposed Amendments. Any beneficial owner of the Notes who is not a Holder of such Notes must arrange with the person who is the Holder or such Holder's assignee or nominee to execute and deliver a Consent Form on behalf of such beneficial owner. FOR PURPOSES OF THE CONSENT SOLICITATION, THE DEPOSITORY TRUST COMPANY ("DTC") HAS AUTHORIZED DTC PARTICIPANTS ("PARTICIPANTS") SET FORTH IN THE POSITION LISTING OF DTC AS OF THE RECORD DATE TO EXECUTE CONSENT FORMS AS IF THEY WERE THE HOLDERS OF THE NOTES HELD OF RECORD IN THE NAME OF DTC OR THE NAME OF ITS NOMINEE. ACCORDINGLY, FOR PURPOSES OF THE CONSENT SOLICITATION, THE TERM "HOLDER" SHALL BE DEEMED TO INCLUDE SUCH PARTICIPANTS.

The transfer of Notes after the Record Date will not have the effect of revoking any consent theretofore validly given by a Holder, and each properly completed and executed Consent Form will be counted notwithstanding any transfer of the Notes to which such Consent Form relates, unless the procedure for revoking consents described herein and in the Consent Form has been complied with.

HOLDERS WHO WISH TO CONSENT MUST DELIVER THEIR PROPERLY COMPLETED AND EXECUTED CONSENT FORM TO THE INFORMATION AGENT AT THE ADDRESS SET FORTH ON THE BACK COVER PAGE OF THIS CONSENT SOLICITATION STATEMENT AND IN THE CONSENT FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. CONSENTS SHOULD NOT BE DELIVERED TO BETHLEHEM, THE TRUSTEE OR THE SOLICITATION AGENT. HOWEVER, BETHLEHEM RESERVES THE RIGHT TO

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ACCEPT ANY CONSENT RECEIVED BY BETHLEHEM, THE TRUSTEE OR THE SOLICITATION
AGENT. UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES TO BETHLEHEM, THE TRUSTEE, THE SOLICITATION AGENT OR THE INFORMATION AGENT AT ANY TIME.

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Consent Form and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by Bethlehem, the Trustee, the Information Agent, the Solicitation Agent or any other person. The statements made in this Consent Solicitation Statement are made as of the date hereof, and the delivery of this Consent Solicitation Statement and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein is correct after the date hereof.

Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this solicitation.

Terms used in this document that are not otherwise defined herein have the meanings set forth in the Indenture.

Please handle this matter through your bank or broker. Questions concerning the terms of the Consent Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page hereof. Requests for assistance in completing and delivering Consent Forms or requests for additional copies of this Consent Solicitation Statement, the Consent Form or other related documents should be directed to the Information Agent at the addresses or telephone numbers set forth on the back cover page hereof.

DESCRIPTIONS IN THIS CONSENT SOLICITATION STATEMENT OF THE PROVISIONS OF THE INDENTURE ARE SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. WHERE REFERENCE IS MADE TO PARTICULAR PROVISIONS OF THE INDENTURE, SUCH PROVISIONS, INCLUDING THE DEFINITIONS OF CERTAIN TERMS, ARE INCORPORATED HEREIN BY REFERENCE AS PART OF SUCH SUMMARIES, WHICH ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCE. A FORM OF THE INDENTURE AND OF THE FIRST SUPPLEMENTAL INDENTURE HAVE BEEN FILED PREVIOUSLY WITH THE COMMISSION. COPIES OF ANY INFORMATION OR DOCUMENT, INCLUDING THE INDENTURE, THAT IS INCORPORATED HEREIN BY REFERENCE WILL BE PROVIDED UPON REQUEST SUBMITTED TO THE INFORMATION AGENT AS SET FORTH HEREIN UNDER "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                             AVAILABLE INFORMATION

Bethlehem is currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "COMMISSION"). The reports and proxy statements of Bethlehem may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York at Seven World Trade Center, 13th Floor, New York, New York 10048, and in Chicago at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Commission. Certain securities of Bethlehem are listed on the New York Stock Exchange, and reports and other information concerning Bethlehem can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed (or to be filed) by Bethlehem with the Commission pursuant to the Exchange Act are incorporated herein by reference: (a) Bethlehem's Annual Report on Form 10-K for its fiscal year ended December 31, 2000; (b) Bethlehem's Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2001 and June 30, 2001; (c) Bethlehem's Current Reports on Form 8-K dated January 17, 2001, May 24, 2001, June 20, 2001, and July 3, 2001; (d) Bethlehem's Proxy Statement, filed with the Commission on March 12, 2001; and (e) all other

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reports filed by Bethlehem pursuant to Section 13(a), 13(c), 14 or 15(d) of the
Exchange Act after the date of this Consent Solicitation Statement and prior to the expiration or termination of the Consent Solicitation.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

Bethlehem will, as applicable, provide, without charge, to each Holder to whom this Consent Solicitation Statement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents relating to Bethlehem that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference). Requests for such documents should be directed to the Information Agent at its addresses and telephone numbers set forth on the back cover page hereof.

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
                         SUMMARY BUSINESS DESCRIPTION

         The following should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information, including the financial information, included in or incorporated by reference in this Consent Solicitation Statement and the related Consent Form.

The Company

         Bethlehem and its consolidated subsidiaries produce a wide variety of steel mill products including hot- rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, rail, specialty blooms, carbon and alloy bars and large-diameter pipe. Bethlehem's principal steel operations include the Burns Harbor Division, the Sparrows Point Division and Pennsylvania Steel Technologies. During 2000, Bethlehem's former Bethlehem Lukens Plate Division was consolidated into the Sparrows Point and Burns Harbor Divisions. Bethlehem also has iron ore operations (which provide raw materials to Bethlehem's steelmaking facilities and sell such materials to trade customers), railroad and trucking operations (which transport raw materials and semi-finished steel products within various Bethlehem operations and serve other customers) and lake shipping operations (which primarily transport raw materials to the Burns Harbor Division). In addition to selling to end users, Bethlehem sells steel products to steel service centers, distributors, processors and converters. Bethlehem was incorporated in Delaware in 1919.

Capital Investments Since the Notes Were Issued

         Since 1993, Bethlehem has made capital expenditures of almost $2 billion for improvements in its core steel facilities at its Burns Harbor and Sparrows Point Divisions. Major improvements at the Burns Harbor Division include the rebuild of No. 2 Coke Oven Battery, relining of the "C" Blast Furnace, and the installation of blast furnace coal injection. Major improvements at the Sparrows Point Division include a new continuous cold mill complex that replaced two older cold mills, relining of the "L" Blast Furnace, installation of pulverized coal injection, modernization of its basic oxygen steelmaking facility, a new wide slab caster and improvements to its Steckel plate mill. In 1998, Bethlehem acquired all of the outstanding stock of Lukens, Inc. for approximately $560 million thereby strengthening Bethlehem's position as the leading producer and supplier of carbon and alloy steel plate products.

                          FORWARD-LOOKING STATEMENTS

         This Consent Solicitation Statement, including the documents incorporated herein by reference, include forward-looking statements, as defined in Section 21E of the Exchange Act, that involve known and unknown risks, uncertainties and other factors. The use of the words "expect," "believe," "intend," "intent," "plan," "estimate," "project" and similar expressions are intended to identify statements as forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Consent Solicitation Statement. Bethlehem and its representatives may from time to time make forward-looking statements in reports filed with the Commission, reports to stockholders, press releases, other written documents and oral presentations. These forward-looking statements may include, among others, statements concerning projected levels of sales, shipments and income, pricing trends, anticipated cost-reductions, product mix, anticipated capital expenditures and other future plans and strategies.

         Bethlehem is identifying in this Consent Solicitation Statement important factors that could cause Bethlehem's actual results to differ materially from those projected in these forward-looking statements. These factors include, but are not necessarily limited to: (i) the effect of planned and unplanned outages on Bethlehem's operations; (ii) the potential impact of strikes, work stoppages or labor difficulties at facilities of Bethlehem or Bethlehem's customers and suppliers; (iii) the sensitivity of Bethlehem's results to relatively small changes in the prices obtained by Bethlehem for its products; (iv) intense competition due to world steel overcapacity, new domestic capacity, low-cost electric furnace facilities, imports (especially unfairly traded imports) and substitute materials; (v) the consolidation of many of Bethlehem's customers and suppliers; (vi) the high capital requirements associated with integrated steel facilities; (vii) the significant costs associated with environmental controls and remediation expenditures and the uncertainty of future environmental control requirements; (viii) the availability and prices associated with raw materials, supplies, utilities and other services and items required by Bethlehem's operations; (ix) employment matters, including costs and uncertainties associated with Bethlehem's collective bargaining agreements and employee post-retirement obligations; (x)the effects of possible future closure or exit of businesses; (xi) Bethlehem's highly leveraged capital structure and its ability to obtain new capital at reasonable costs and terms; (xii) financial difficulties encountered by joint venture partners; and (xiii) the effect of existing and possible future lawsuits filed against Bethlehem. The documents incorporated by reference in this Consent Solicitation Statement discuss these factors in more detail and are hereby incorporated by reference into this section. Bethlehem does not undertake any obligation to update any forward-looking statements that may be made by Bethlehem or its representatives to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                      PURPOSE OF THE CONSENT SOLICITATION

         The purpose of this Consent Solicitation is to obtain the Holders' consent to the Proposed Amendments to allow (i) Bethlehem and its Restricted Subsidiaries to pledge certain non-principal steel plant assets and joint ventures (see "The Proposed Amendments"), currently subject to the Indenture's negative pledge covenant, as collateral for a New Credit Facility (as defined below) (and potentially other debt), (ii) Bethlehem's Restricted Subsidiaries to Guarantee the New Credit Facility (and potentially other debt), (iii) Bethlehem and its Restricted Subsidiaries to encumber and restrict certain intercompany transactions, and (iv) Bethlehem to increase the Amount of Debt it may Incur and its ability to refinance Debt during periods when it is otherwise unable to comply with the Indenture's Consolidated Interest Coverage Ratio, in all cases thereby increasing Bethlehem's liquidity and financial flexibility. The Indenture's negative pledge covenant will continue to prohibit Bethlehem from pledging or placing Liens on Core Steel Assets.

         At the time the Notes were issued, the Indenture referred specifically to Bethlehem's then existing $500,000,000 Credit Agreement. In 1995, Bethlehem replaced that Credit Agreement with a $200,000,000 Inventory Credit Agreement secured by Bethlehem's inventories and a $300,000,000 Receivables Facility pursuant to which Bethlehem's receivables are sold on a daily basis. Since then, as Bethlehem's business has grown and its ability to support the facilities with inventory and receivables has increased, the Inventory Credit Agreement has been increased to $320,000,000 and the Receivables Facility has been increased to $340,000,000. As of September 7, 2001, Bethlehem had inventory and receivables available to support approximately $550,000,000 of availability out of the combined $660,000,000 committed under the Inventory Credit Agreement and the Receivables Facility; however, daily availability is subject to fluctuations in inventory and receivables balances. As of September 7, 2001, $542,000,000 was outstanding under these combined facilities.
Pursuant to the successful recent consent solicitation, the Indenture was amended to allow Bethlehem to enter into a credit agreement for up to $740,000,000.

         As described in Bethlehem's consent solicitation statement dated May 23, 2001, Bethlehem's existing Inventory Credit Agreement includes a quarterly consolidated net worth covenant with which Bethlehem was unable to remain in compliance as of June 30, 2001. As a consequence, Bethlehem negotiated a temporary waiver of that covenant with its Inventory Credit Agreement lenders and with certain other financial institutions in connection with other financings that contain the same covenant. Bethlehem also simultaneously negotiated standstill agreements with the lenders to its Columbus Coatings Company ("CCC") and Chicago Cold Rolling ("CCR") joint ventures, the obligations of which are guaranteed by Bethlehem. For more information, see Bethlehem's Current Report on Form 8-K filed with the Commission on July 3, 2001, which is incorporated herein by reference. The financing commitment described in the prior consent solicitation statement expired.

         In order to increase its liquidity and financial flexibility, Bethlehem intends to replace the Inventory Credit Agreement and Receivables Facility with a single secured credit agreement with higher advance rates (the "NEW CREDIT FACILITY") under which Bethlehem could borrow up to $750,000,000, subject to an availability block and certain other criteria, all as permitted by the existing Indenture as amended by the First Supplemental Indenture. Bethlehem has commitments from General Electric Capital Corporation ("GECC") in the amount of $550,000,000 and GECC, in its role as Lead Arranger, has received additional commitments of $170,000,000 and is currently syndicating the remaining amount. All such commitments are subject to customary conditions and definitive documentation. The New Credit Facility would have a term that is one year longer than Bethlehem's existing Inventory Credit Agreement and Receivables Facility and also would render moot the current temporary waivers of the net worth covenant contained in the existing Inventory Credit Agreement.

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         In connection with this Consent Solicitation and the New Credit
Facility, Bethlehem expects to negotiate with the other financial institutions from which it received waivers of the net worth covenant in order to restructure permanently the financial covenants in those financings. Bethlehem also expects to negotiate with the lenders to the CCC joint venture in order to put in place a long-term financing for that facility. Finally, Bethlehem has acquired its partners' interests in the CCR joint venture and expects to restructure the existing debt on that facility.

         Bethlehem believes that approval of the Proposed Amendments is in the best interests of the Holders. The Proposed Amendments will allow Bethlehem to proceed with its plan to obtain a new $750 million credit facility and to increase its liquidity and enhance its financial flexibility.

         The Proposed Amendments to the Indenture will be embodied in a Second Supplemental Indenture thereto to be executed by Bethlehem and the Trustee. A form of the Second Supplemental Indenture is attached hereto as Exhibit A.

         Regardless of whether the Proposed Amendments become effective, the Notes will remain outstanding in accordance with all other terms of the Notes and the Indenture. The changes to be effected by the Proposed Amendments will not alter Bethlehem's obligation to pay the principal of or interest on the Notes or alter the interest rate or maturity date thereof.

                            THE PROPOSED AMENDMENTS

Effect of the Proposed Amendments

         The Proposed Amendments will allow (i) Bethlehem and its Restricted Subsidiaries to pledge as collateral for the New Credit Facility (and potentially other debt) certain non-principal steel plant assets and joint ventures currently subject to the Indenture's negative pledge covenant, (ii) Bethlehem's Restricted Subsidiaries to Guarantee the New Credit Facility (and potentially other debt), (iii) Bethlehem and its Restricted Subsidiaries to encumber and restrict certain intercompany transactions, and (iv) Bethlehem to increase the amount of Debt it may Incur and its ability to refinance Debt during periods when it is otherwise unable to comply with the Indenture's Consolidated Interest Coverage Ratio.

         The Proposed Amendments will allow Bethlehem to proceed with its plan to obtain a new $750 million credit facility and to increase its liquidity and enhance its financial flexibility. Bethlehem's future liquidity will remain dependent upon sources of financing, completion of asset sales, business conditions and operating performance. Under certain circumstances, the Proposed Amendments might have an adverse effect on the ability of the Holders to realize value on the Notes (i) because of Bethlehem's increased ability to incur secured debt that would be effectively prior in ranking to the Notes,
(ii) because certain assets heretofore prohibited from being pledged would be used as collateral to secure the New Credit Facility and potentially other debt, and (iii) because intercompany transactions will be subject to encumbrances and restrictions in favor of the lenders under the New Credit Facility or any replacement facility or facilities.

Consent Required

         Section 9.2 of the Indenture provides for the amendment of any provision (except certain provisions not relevant to this Consent Solicitation) upon the consent of Holders of not less than a majority in principal amount of the outstanding Notes. Consequently, Bethlehem is soliciting the consents of the Holders to the Proposed Amendments.

         The Company is seeking consents to all the Proposed Amendments as a single proposal. Accordingly, a Consent Form purporting to consent to only some of the Proposed Amendments will not be valid.

The Proposed Amendments

         This summary does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the Indenture and the Second Supplemental Indenture and the Proposed Amendments as recited in

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Annex A, each of which is incorporated herein by this reference.  The form of the Second Supplemental Indenture may be amended or supplemented prior to the execution thereof in a manner that would not require additional consents under the Indenture. Copies of the Indenture, as amended, and of the form of Second Supplemental Indenture and any revisions thereto are available from the Information Agent upon request.

    . The Proposed Amendments will amend the definition of "Core Steelmaking Activities" by excluding from such definition, and thereby allowing Bethlehem to pledge its interests in, the Walbridge Joint Venture, the Hibbing Taconite Company Joint Venture, the Double G Coating Joint Venture and the assets of the Galvanized Products Division located in Lackawanna, New York. These interests and some of these assets will be pledged as collateral for the New Credit Facility and may be pledged to support other debt permitted by the Indenture.

       Section 4.8 of the Indenture prohibits Bethlehem from placing Liens on any of its properties (the "negative pledge"), with an exception for certain "Permitted Liens." Among the Permitted Liens are Liens on "assets other than Core Steel Assets," which are defined as "the assets or properties used on the Indenture Date in Core Steelmaking Activities." Deleting the assets mentioned above from the definition of "Core Steelmaking Activities" would mean that they would no longer be considered "Core Steel Assets" and pledged interests in such assets would be "Permitted Liens" not subject to the negative pledge.

    . The Proposed Amendments will amend Section 4.5 of the Indenture to increase, from $100,000,000 to $200,000,000, the amount of Debt that Bethlehem may incur at any one time when it is unable to meet the Consolidated Interest Coverage Ratio under Section 4.5.

    . The Proposed Amendments will also amend Section 4.5 of the Indenture to provide that at times when Bethlehem is unable to meet the Consolidated Interest Coverage Ratio, Bethlehem may nonetheless refinance any of its then-outstanding Debt (the Indenture in its current form includes certain restrictions on the types of Debt that may be refinanced when Bethlehem is unable to meet the Consolidated Interest Coverage Ratio).

    . The Proposed Amendments will amend Section 4.6 of the Indenture to allow Bethlehem's Restricted Subsidiaries to Guarantee and pledge their assets in support of the New Credit Facility or any successor facility or facilities or other debt permitted by the Indenture.

    . The Proposed Amendments will amend Section 4.12 of the Indenture to provide that intercompany Debt, loans, advances and transfers of Property or assets may be subject to encumbrances and restrictions in favor of the lenders under the New Credit Facility or any replacement facility or facilities.

         In addition, the Sparrows Point rod mill and the assets and operations of the Sparrows Point Yard, Bethship Division, will also be deleted from the definition of "Core Steelmaking Activities," as those businesses are no longer owned by Bethlehem and were disposed of as permitted by the Indenture. The ore carrying vessels operated by Bethlehem on the Great Lakes will also be deleted from the definition because those ships were sold by and are being leased back to Bethlehem as permitted by the Indenture.

         The Indenture's negative pledge covenant will continue to apply to Bethlehem's Core Steel Assets, which term, after giving effect to the Proposed Amendments, will refer to the assets or properties used on the Indenture Date (September 1, 1993) at the Burns Harbor and Sparrows Point Divisions. Presently, Bethlehem is unable to satisfy the Consolidated Interest Coverage Ratio test in Section 4.5 of the Indenture, but is able to incur Debt, including the New Credit Facility, under other provisions of Section 4.5.

                           THE CONSENT SOLICITATION

General

         The Proposed Amendments will become effective with respect to the Notes only upon (i) receipt by the Information Agent of valid and unrevoked consents from Holders representing not less than a majority in aggregate principal amount of all outstanding Notes, (ii) execution by Bethlehem and the Trustee of the Second Supplemental Indenture (which may occur prior to the Expiration Date if the Requisite Consents are received before then) and (iii) satisfaction, or waiver by Bethlehem, of the Conditions.

         If the Proposed Amendments become effective with respect to the Notes, they will be binding on all Holders of the Notes and their transferees, whether or not such Holders have consented to the Proposed Amendments.

         If the Requisite Consents are received, and the other Conditions are satisfied or waived, Bethlehem will pay (directly or through an agent) to each Holder of the Notes who consents by delivering a properly executed and completed Consent Form to the Information Agent on or prior to the Expiration Date, and does not properly revoke such consent, the Consent Fee as promptly as practicable after such satisfaction or waiver of the other Conditions.

         Failure to deliver a Consent Form will have the same effect as if a Holder had chosen not to give its consent with respect to the Proposed Amendments. Bethlehem will provide notice to Holders of Notes of receipt of the Requisite Consents and execution of the Second Supplemental Indenture and of the satisfaction or waiver of the other Conditions.

         The delivery of a Consent Form will not affect a Holder's right to sell or transfer the Notes. If a Holder delivers a consent and subsequently transfers its Notes prior to the Expiration Date, any payment pursuant to the Consent Solicitation with respect to such Notes will be made to such Holder unless the consent with respect to such Notes has been validly revoked at any time prior to the execution of the Second Supplemental Indenture.

         Beneficial owners of the Notes who wish to provide a consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to execute and deliver promptly a Consent Form on behalf of the beneficial owner on or prior to the Expiration Date.

         If the Proposed Amendments have not become effective on or before October 1, 2001, or such later date as Bethlehem may specify, then, at Bethlehem's option, no consent shall be valid, and Bethlehem shall not be obligated to pay any Consent Fee in respect of any consent. Notwithstanding the foregoing, no consent shall be valid for more than 90 days after the Record Date.

Consent Fee

         The Consent Fee to be paid to the Holders is $10 per $1,000 principal amount of Notes as to which valid and unrevoked consents are delivered.

         The United States federal income tax consequences of the Consent Solicitation are not clear. Under certain circumstances, it is possible that a Holder would be required to recognize taxable income in excess of the Consent Fee. For a discussion of the material United States federal tax consequences that may result from the Consent Solicitation, see "Federal Income Tax Consequences."

Record Date

         The Record Date for the determination of Holders entitled to give consents pursuant to the Consent Solicitation is 5:00 p.m., New York City time, on September 7, 2001. This Consent Solicitation Statement and the accompanying Consent Form are being sent to all Holders. Bethlehem reserves the right to establish from time to time any new date as such Record Date and, thereupon, any such new date will be deemed to be the "Record Date" for purposes of the Consent Solicitation.

Conditions to the Consent Solicitation

         The obligation of Bethlehem to accept valid and unrevoked consents and to pay the Consent Fee in respect of such consents is conditioned upon satisfaction, or waiver by Bethlehem, of these conditions: (i) receipt of the Requisite Consents, (ii) the execution and closing on or prior to October 1, 2001 of the New Credit Facility and (iii) the absence of any law or regulation which would, and the absence of any injunction or action or other proceeding (pending or threatened) which (in the case of any action or proceeding if adversely determined) would, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the payment of the Consent Fee or that would question the legality or validity thereof (collectively, the "CONDITIONS").

         If the condition specified in clause (i) of the preceding sentence is not satisfied on or prior to the Expiration Date or if the conditions specified in clauses (ii) or (iii) of the preceding sentence are not satisfied or waived on or prior to October 1, 2001, or such later date as Bethlehem may specify, Bethlehem may, in its sole discretion and without giving any notice, allow the Consent Solicitation to lapse, or extend the solicitation period and continue soliciting consents of the Consent Solicitation. Notwithstanding the foregoing, no consent shall be valid for more than 90 days after the Record Date. Subject to applicable law, the Consent Solicitation may be abandoned or terminated for any reason at any time in which case any consents received will be voided and no Consent Fee will be paid to any Holders with respect to such series. All Conditions, other than the condition specified in clause (i) above, are for the benefit of Bethlehem and may be waived or extended by Bethlehem in its sole discretion.

Expiration Date; Extensions; Amendment

         The term "EXPIRATION DATE" means 5:00 p.m., New York City time, on September 21, 2001, unless Bethlehem, in its sole discretion, extends the period during which a Consent Solicitation is open, in which case the term "Expiration Date" means the latest date and time to which such Consent Solicitation is extended. In order to extend the Expiration Date, Bethlehem will notify the Information Agent in writing or orally of any extension prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and will make a public announcement thereof as promptly as practicable thereafter. Bethlehem may extend the Consent Solicitation on a daily basis or for such specified period of time as it determines in its sole discretion. Failure by any Holder or beneficial owner of the Notes to be so notified will not affect the extension of a Consent Solicitation.

         If a Consent Solicitation is amended or modified in a manner determined by Bethlehem to constitute a material change to the Holders of the Notes, Bethlehem will promptly disclose such amendment or modification in a manner it deems to be appropriate and may, if appropriate, extend the Consent Solicitation for a period deemed by it to be adequate to permit the Holders to deliver and/or revoke their consents.

         Bethlehem reserves the right, in its sole discretion and regardless of whether any of the conditions described under "The Consent Solicitation-Conditions to the Consent Solicitation" have been satisfied, subject to applicable law, at any time prior to the Expiration Date to, (i) extend the Expiration Date, (ii) amend the terms of the Consent Solicitation or
(iii) modify the form or amount of the consideration to be paid pursuant to the Consent Solicitation.

Procedures for Consenting

         All Consent Forms that are properly executed and delivered to the Information Agent prior to the Expiration Date and not validly revoked will be given effect in accordance with the specifications therein.

         Holders who desire to act with respect to the Proposed Amendments should so indicate by marking the appropriate box and signing and dating the accompanying Consent Form included herewith and delivering it to the Information Agent at the address set forth in the Consent Form, in accordance with the instructions contained herein and therein. If none of the boxes in the Consent Form are checked, but the Consent Form is otherwise completed and signed, the Holder will be deemed to have consented to the Proposed Amendments. Signatures must be guaranteed in accordance with instructions 5 and 6 of the Consent Form unless the consent is given by or for the account of an Eligible Institution (as defined in the Consent Form).

         The Consent Form must be executed in exactly the same manner as the name of the Holder appears on the Notes. An authorized DTC Participant must execute the Consent Form exactly as its name appears on DTC's position listing as of the Record Date. If the Notes are held of record by two or more joint Holders, all such Holders must sign the Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Bethlehem, must submit proper evidence satisfactory to Bethlehem of such person's authority to so act. If the Notes are registered in different names, separate Consent Forms must be executed covering each form of registration. If a Consent Form is executed by a person other than the Holder, then such person must have been authorized by proxy or in some other manner acceptable to Bethlehem to execute the Consent Form with respect to the applicable Notes on behalf of the Holder. Any beneficial owner of the Notes who is not a Holder of record of such Notes must arrange with the person who is the Holder of record or such Holder's assignee or nominee to execute and deliver a Consent Form on behalf of such beneficial owner.

         If a consent relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such consent, such Holder must indicate on the Consent Form the aggregate dollar amount (in integral multiples of $1,000) of such Notes to which the consent relates. Otherwise, the consent will be deemed to relate to all such Notes. The Holder will receive the Consent Fee for only that portion of such Notes to which the consent relates.

         A HOLDER MUST COMPLETE, SIGN AND DATE THE CONSENT FORM (OR PHOTOCOPY THEREOF) FOR SUCH HOLDER'S NOTES AND DELIVER SUCH CONSENT FORM TO THE INFORMATION AGENT BY MAIL, FIRST-CLASS POSTAGE PREPAID, HAND DELIVERY, OVERNIGHT COURIER OR FACSIMILE TRANSMISSION (WITH AN ORIGINAL TO BE DELIVERED SUBSEQUENTLY) AT THE ADDRESS OR FACSIMILE NUMBER OF THE INFORMATION AGENT SET FORTH ON THE BACK COVER PAGE HEREOF. DELIVERY OF CONSENT FORMS SHOULD BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT THE CONSENT FORM IS RECEIVED PRIOR TO THE EXPIRATION DATE (AND, IN THE CASE OF FACSIMILE TRANSMISSION, THAT THE ORIGINAL CONSENT FORM IS RECEIVED BY THE INFORMATION AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD BUSINESS DAY FOLLOWING THE EXPIRATION DATE). UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES TO BETHLEHEM, THE TRUSTEE, THE INFORMATION AGENT, THE SOLICITATION AGENT OR ANY OTHER PARTY AT ANY TIME.

         Bethlehem reserves the right to accept Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of consent.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of consents and revocations of consents will be resolved by Bethlehem whose determinations will be binding. Bethlehem reserves the absolute right to reject any or all consents and revocations that are not in proper form or the acceptance of which could, in the opinion of Bethlehem's counsel, be unlawful. Bethlehem also reserves the right to waive any irregularities in connection with deliveries which Bethlehem may require to be cured within such time as Bethlehem determines. None of Bethlehem, the Trustee, the Information Agent, the Solicitation Agent or any other person shall have any duty to give notification of any such irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consent Forms or notices of revocation will not be deemed to have been made until such irregularities have been cured or waived. Bethlehem's interpretation of the terms and conditions of the Consent Solicitation (including this Consent Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be final and binding on all parties.

Revocation of Consents

         All properly completed and executed Consent Forms received prior to the Expiration Date will be counted, notwithstanding any transfer of the Notes to which such Consent Forms relate, unless the Information Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation or a changed Consent Form bearing a date later than the date of the prior Consent Form at any time prior to the receipt of the Requisite Consents. The Second Supplemental Indenture may be executed by Bethlehem and the Trustee at any time following receipt of the Requisite Consents and, assuming proper and valid execution by the Trustee, will be a legally binding obligation of Bethlehem upon such execution; however, the

Proposed Amendments will become effective only upon satisfaction of the Conditions. A consent to the Proposed Amendments by a Holder of the Notes will bind the Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the consent is not made on such Notes.

         A transfer of Notes after the Record Date must be accompanied by a duly executed proxy from the relevant Holder if the subsequent transferee is to have revocation rights with respect to the consent to the Proposed Amendments. To be effective, a notice of revocation must be in writing, must contain the name of the Holder and the aggregate principal amount of the Notes to which it relates and must be (a) signed in the same manner as the original Consent Form or (b) accompanied by a duly executed proxy or other authorization (in form satisfactory to Bethlehem). All revocations of consents must be sent to the Information Agent at its address set forth in the Consent Form.

Solicitation Agent

         Bethlehem has retained Salomon Smith Barney as solicitation agent (the "Solicitation Agent") with respect to the Consent Solicitation. The Solicitation Agent will solicit consents and will receive a customary fee for such services and reimbursement for reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, incurred in connection with such services. Bethlehem has agreed to indemnify the Solicitation Agent against certain liabilities and expenses, including liabilities under securities laws, in connection with the Consent Solicitation.

         Questions with respect to the terms of the Consent Solicitation should be directed to the Solicitation Agent in accordance with its contact information set forth on the back cover of this Consent Solicitation Statement.

Information Agent

         Mellon Investor Services LLC has been retained by Bethlehem to act as information agent to provide information and services to Holders in connection with the Consent Solicitation and as tabulation agent to receive, tabulate and verify consents (the "INFORMATION AGENT"). For such services, Bethlehem has agreed to pay reasonable and customary fees and to reimburse the Information Agent for its reasonable out-of-pocket expenses in connection with such services.

         Requests for assistance in completing and delivering the Consent Form or requests for additional copies of this Consent Solicitation Statement, the accompanying Consent Form and other related documents should be directed to the Information Agent at its address and telephone number set forth on the back cover page hereof. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation. THE EXECUTED CONSENT FORM AND ANY OTHER DOCUMENTS REQUIRED BY THE CONSENT FORM SHOULD BE SENT TO THE INFORMATION AGENT AT THE ADDRESS SET FORTH IN THE CONSENT FORM, AND NOT TO BETHLEHEM, THE TRUSTEE OR THE SOLICITATION AGENT.

Fees and Expenses

         Bethlehem will bear the costs of the Consent Solicitation. Bethlehem will reimburse the Trustee for expenses that the Trustee will incur in connection with the Consent Solicitation. Bethlehem will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding this Consent Solicitation Statement, the accompanying Consent Form and other materials to beneficial owners of the Notes.

                        FEDERAL INCOME TAX CONSEQUENCES

In General

         The following summary describes the material United States federal income tax consequences relating to the Consent Solicitation that may be relevant to a Holder or a beneficial owner of the Notes who or which is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a "U.S.HOLDER") and holds such Notes as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, (the "CODE") and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. Bethlehem will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment of the Consent Solicitation and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. In addition, this summary does not address the tax consequences that may be relevant to investors in special tax situations. ACCORDINGLY, EACH HOLDER AND BENEFICIAL OWNER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH REGARD TO THE CONSENT SOLICITATION AND THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS, TO ITS PARTICULAR SITUATION.

Characterization of Proposed Amendments and Payment of Consent Fee

         The U.S.federal income tax characterization and consequences of the Consent Fee are not clear.

         Under general principles of United States federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "DEEMED EXCHANGE") if such modification is a "significant modification" within the meaning of the applicable Treasury Regulations. A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange. Under the applicable Treasury Regulations, a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification and Bethlehem believes that the Proposed Amendments constitute an alteration of a customary accounting or financial covenant and, therefore, would not constitute a significant modification. See Treasury Regulation Section 1.1001-3(e)(6). However, under Treasury Regulation Section 1.1001-3(e)(2), a change in the yield of a debt instrument generally is a significant modification if the yield on the modified instrument varies from the annual yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of of one percent (25 basis points) or five percent of the annual yield of the unmodified instrument. For purposes of determining the yield on the modified instrument, the Treasury Regulations provide that any payments made by the issuer to the holder as consideration for the modification of a debt instrument are taken into account as an adjustment to the issue price of the modified debt instrument. The Consent Fee may be treated as a payment by the issuer to the consenting U.S. Holder as consideration for the modification of the Note.

Consequences to U.S.  Holders that Consent to the Proposed Amendments

         In the case of a U.S. Holder that consents to the Proposed Amendments pursuant to the Consent Solicitation and receives the Consent Fee, there will be a Deemed Exchange of the Notes if the Treasury Regulations described above are applicable because the change in the yield on the Notes will be a significant modification to the terms of the Notes for United States federal income tax purposes. See Treasury Regulation Section 1.1001-3(e)(2). Accordingly, in such a case, such U.S. Holder will realize gain or loss upon such Deemed Exchange equal to the difference between (i) the "issue price" of the modified debt instrument, as described in the next paragraph, plus any Consent Fee (subject to the discussion below regarding the Consent Fee) and
(ii) such U.S. Holder's adjusted tax basis in the unmodified Note. Any gain or loss recognized by a U.S. Holder on the Deemed Exchange (subject to the discussion below with respect to recapitalizations) generally would be capital gain or loss (except to the extent of accrued market discount not previously included in income, if any, which would be treated as ordinary income to the extent of any gain), and would be long-term capital gain or loss if the unmodified Notes were held for more than one year. Thus, subject to the discussion below with respect to recapitalizations, if a U.S. Holder's adjusted basis in the Notes is less than the "issue price" of the modified debt instrument that the U.S. Holder is deemed to receive in the Deemed Exchange, the U.S. Holder will have taxable income at the time of the Deemed Exchange. Moreover, it is possible that any loss realized by a U.S. Holder on the Deemed Exchange would not be recognized currently for United States federal income tax purposes pursuant to the wash sale rules of Section 1091 of the Code.

         The "issue price" of the modified Notes depends on whether a substantial amount of the Notes is "traded on an established market." If a substantial amount of the Notes is traded on an established market, the issue price of the modified Notes will be their fair market value on the date of the Deemed Exchange. In such a case, the modified Notes would be treated as issued with original issue discount (equal to the difference between the stated redemption price at maturity over the issue price of the modified debt instrument), which a U.S. Holder (and subsequent transferees, if any) generally must include in gross income under a constant yield method (and such income would be treated as ordinary income), regardless of such U.S. Holder's method of accounting and without regard to the timing of actual payments. If the Notes are not traded on an established market, the issue price of the modified Notes would be equal to their stated principal amount and the modified Notes would not be treated as issued with original issue discount. The modified Notes will be considered to be traded on an established market for United States federal income tax purposes if, at any time during the 60-day period ending 30 days after the date of the Deemed Exchange (i) the Notes appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions or (ii) price quotations for the Notes are readily available from dealers, brokers or traders. Bethlehem believes, and intends to take the position, that the Notes are not traded on an established market for United States federal income tax purposes.

         Notwithstanding the discussion above, if the Deemed Exchange is treated as a recapitalization for United States federal income tax purposes, a U.S. Holder generally will not recognize gain or loss upon the Deemed Exchange (although the discussion in the preceding paragraph as to whether the modified Note would or would not bear OID would still be applicable). The Deemed Exchange will be treated as a recapitalization for United States federal income tax purposes, if the unmodified Notes and the modified Notes are treated as "securities." The determination of whether debt is considered a "security" for United States federal income tax purposes depends on an overall evaluation of the nature of the debt, the extent of the investor's proprietary interest in the issuer compared with the similarity of the note to a cash payment and certain other considerations. Although the matter is not free from doubt, Bethlehem intends to take the position that the Deemed Exchange will qualify as a recapitalization. Under this treatment, a U.S. Holder would not recognize gain or loss on the Deemed Exchange, except to the extent of the Consent Fee which, subject to the discussion in the following paragraph, will be taxable to the extent of any gain realized on the Deemed Exchange. In addition, under this treatment a U.S. Holder's tax basis in the modified Notes will be the same as such U.S. Holder's tax basis in the unmodified Notes, decreased by the amount of the Consent Fee received with respect thereto and increased by the amount of gain recognized by the Holder in respect of the Deemed Exchange, and a U.S. Holder's holding period for the modified Notes will include its holding period for the unmodified Notes.

         Consent Fee.  As discussed above, the payment of the applicable
         -----------
Consent Fee to a U.S. Holder for consenting to the Proposed Amendments may be treated as additional consideration received by a U.S. Holder in the Deemed Exchange. If, however, the Consent Fee were not treated as additional consideration received by a U.S. Holder in the Deemed Exchange, it might be considered a separate fee for consenting to the Proposed Amendments and would be taxable as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes.

Consequences to U.S. Holders that do not consent to the Proposed Amendments

         In the case of a U.S. Holder that does not consent to the Proposed Amendments and does not receive the Consent Fee, Bethlehem believes that the modification of the Indenture pursuant to the Proposed Amendments will not cause a Deemed Exchange of the Notes because the Proposed Amendments does not constitute a significant modification to the terms of the Notes for U.S. federal income tax purposes as defined in Treasury Regulation Section 1.1001-3. Accordingly, in such case, such U.S. Holder will not recognize any gain or loss, for U.S. federal income tax purposes, upon the adoption of the Proposed Amendments and will have the same adjusted tax basis and holding period in the Notes after the adoption of the Proposed Amendments that such U.S. Holder had in the Notes immediately before such adoption.

Backup Withholding

         A U.S. Holder may be subject to backup withholding of a portion of any payment made to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

                                 MISCELLANEOUS

         The Consent Solicitation is not being made to, and Consent Forms will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Consent Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Bethlehem may in its discretion take such action as it may deem necessary to make the Consent Solicitation in any such jurisdiction and to extend the Consent Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities or blue sky laws require the Consent Solicitation to be made by a licensed broker or dealer, the Consent Solicitation will be deemed to be made on behalf of Bethlehem by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

         Requests for assistance in completing and delivering the Consent Form, or requests for additional copies of this Consent Solicitation Statement, the accompanying Consent Form and other related documents, should be directed to the Information Agent:

                         Mellon Investor Services LLC
                                44 Wall Street
                                   7th Floor
                              New York, NY 10005

                    Banks and Brokers Call: (917) 320-6286
             All Others Call Toll-Free (800) 241-6711 (toll free)

         The following methods are available for delivering your consent:

By Mail:              By Overnight Courier:      By facsimile:       By Hand:

P.O. Box 3301         85 Challenger Road         (Eligible           120 Broadway
South Hackensack, NJ  Mail Stop-Reorg            Institutions only): 13th Floor
07606                 Ridgefield Park, NJ 07660   (201) 296-4293     New York, NY 10271
                      Attn: Reorganization Dept.  (confirmation)
                                                  (201) 296-4860

         Questions concerning the terms of Consent Solicitation should be directed to the Solicitation Agent:

                           Salomon Smith Barney Inc.
                             390 Greenwich Street
                                  4th Floor
                              New York, NY 10013
                       Attn:  Liability Management Group
                          (800) 558-3745 (toll free)